

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Via E-mail
Douglas N. Raucy
President and Chief Executive Officer
1347 Property Insurance Holdings, Inc.
9100 Bluebonnet Centre Blvd., Suite 502
Baton Rouge, LA 70809

> **Re: 1347 Property Insurance Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2014**
> **File No. 333-193314**

Dear Mr. Raucy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Market, page 3

1. We note your response to prior comment 13. Please state here that the only insurance you are providing through Citizens' take-out programs is wind and hail and that these policyholders could not obtain such insurance in the state of Louisiana except through Citizens.

Investment Prior to the Offering, page 5

2. Here, and in all other sections of your registration statement where you discuss this investment, please remove all references to Fund Management Group LLC as an "unaffiliated" entity. In light of the relationship between Fund Management Group LLC and the Chairman of your Board of Directors, such a reference is not appropriate.

Risk Factors
Risks Relating to Our Company
"A majority of our in-force policies were acquired through the Citizens' take-out program . . .,"
page 8

3. In view of your response to our prior comment 13, please expand your risk factor to clarify that the policies you assume from Citizens are single peril policies covering losses from wind and hail and that policyholders would not have been able to acquire such coverage through the private market. Please discuss the extent to which the large concentration of business in wind and hail coverage that private insurance companies have declined to insure may expose you to greater risk from catastrophic events. Also, it is not clear how you can employ restrictive underwriting strategies in the second year if these policies only relate to one peril. Please explain how you conduct such a restrictive underwriting strategy or delete the reference to second-year restrictive underwriting strategies. Please also revise the risk factor heading to explain the risks related to the single-peril policies you assume from Citizens and expand or revise the bullet lists on pages 5 and 49 accordingly.

"Maison Insurance is subject to an independent third party rating agency . . .," page 13

4. We note your response to prior comment 19. In this risk factor, you refer to "additional" criteria that you must satisfy in order to maintain your credit rating. Please describe the additional rating criteria here.

Capitalization, page 29

5. Please refer to prior comment 25. Please explain to us why the amounts of common stock and additional paid-in-capital, as disclosed in this table, differ from the corresponding amounts disclosed in your consolidated balance sheet and consolidated statement of changes in shareholders' equity.

Business
Third-Party Reinsurers, page 45

6. We note your response to prior comment 31. Your disclosure suggests that your second reinsurance layer provides for up to an additional $13 million in total coverage for all events during the reinsurance period. Explicitly state whether the $13 million second layer applies in total for all events occurring during the reinsurance period or repeatedly to each event occurring during the reinsurance period.

7. Please further revise the last sentence of this section to clarify, if true, that your maximum liability during the reinsurance period of $3 million assumes only two events occur during the reinsurance period and that reinsurance limits are not exhausted in a single event.

Certain Relationships and Related Party Transactions
Investment by Management, page 58

8. Please amend your registration statement to describe Prepared Holdings LLC. Your new disclosure should include, but not necessarily be limited to, the type of business, the length of its existence, the location of its operations, a description of its management and the nature and amount of revenue and income it has generated as well as the amount of the assets and liabilities reflected in its financial statements.

Notes to Consolidated Financial Statements
Note 9 Statutory Information, page F-17

9. Please refer to prior comment 38. You state that as of December 31, 2012, surplus as regards policyholders reported by MIC exceeded the 200% threshold. Please disclose the amount by which you exceeded the 200% threshold.

Exhibit Index, page II-5

10. Please file the Certificate of Designations of the Preferred Stock to be issued to Fund Management Group LLC and the Offer Letter addressed to your president and Chief Executive Officer, Douglas Raucy, with your next amendment. In the event that you are not in a position to file one or both of these documents at that time, please include placeholders for them in this Exhibit Index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Joel L. Rubinstein, Esq.
       Eric Orsic, Esq.
       McDermott Will & Emery LLP
       340 Madison Avenue
       New York, New York 10173